Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Update of Negotiation for the acquisition of holdings

Hadera, Israel, July 8, 2008 – Hadera Paper Ltd. (AMEX:AIP) [AIPM] announced today that following the Company’s announcement dated July 2, 2008 regarding negotiation to purchase the holdings (49.5%) of the main shareholder of Carmel Containers Systems Ltd. (“Carmel”, an affiliated company), the Company’s Board of Directors authorized the Company’s management to purchase the above-mentioned holdings and also, the holdings of a number of additional shareholders in Carmel, all together, a total of approximately 53% of Carmel’s shares, for the total consideration of approximately $ 20.77 million.

Shall the transaction be completed the Company will hold approximately 89.3% of Carmel’s shares.

There can be no assurance that a binding agreement can be reached, but if a binding agreement will be signed, the completion of the transaction is conditioned upon the receiving of the approvals required by law, including the approval of the Israeli Antitrust Authority.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il